UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 20)

NXP Semiconductors N.V.
(Name of Issuer)

COMMON STOCK NOMINAL VALUE €.20 PER SHARE
(Title of Class of Securities)

N6596X109
(CUSIP Number)

HERMAN H. RASPÉ, ESQ. PATTERSON BELKNAP WEBB & TYLER LLP 1133 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10036-6710 (212) 336-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109

1	Names of Reporting Person: Philips Pension Trustees Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 6,768,071 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 6,768,071 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,768,071 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 2.72% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO, EP

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment LP I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A (SEE ITEM 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,768,071 (SEE ITEM 5)
	8	Shared Voting Power 0 (SEE ITEM 5)
	9	Sole Dispositive Power 6,768,071 (SEE ITEM 5)
	10	Shared Dispositive Power 0 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,768,071 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 2.72% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 6,768,071 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 6,768,071 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,768,071 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 2.72% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO

Statement on Schedule 13D/A

This Amendment No. 20, being filed by (i) Philips Pension Trustees Limited ("Philips Pension Trustees"), a private limited company organized under the laws of England and Wales, (ii) PPTL Investment LP, a limited partnership organized under the laws of Scotland ("PPTL LP") and (iii) PPTL Investment Limited, a Scottish company limited by guarantee ("GP" and together with Philips Pension Trustees and PPTL LP, the "Reporting Persons"), amends the Schedule 13D initially filed on September 17, 2010 ("Original 13D"), as amended by Amendment No. 1 filed on November 2, 2010 ("First Amendment"), Amendment No. 2 filed on April 6, 2011 ("Second Amendment"), Amendment No. 3 filed on July 6, 2011 ("Third Amendment") Amendment No. 4 filed on July 19, 2011 ("Fourth Amendment"), Amendment No. 5 filed on November 1, 2011 ("Fifth Amendment"), Amendment No. 6 filed on November 8, 2011 ("Sixth Amendment"), Amendment No. 7 filed on February 17, 2012 ("Seventh Amendment"), Amendment No. 8 filed on March 5, 2012 ("Eighth Amendment"), Amendment No. 9 filed on March 12, 2012 ("Ninth Amendment"), Amendment No. 10 filed on July 30, 2012 ("Tenth Amendment"), Amendment No. 11 filed on August 9, 2012 ("Eleventh Amendment"), Amendment No. 12 filed on November 28, 2012 ("Twelfth Amendment"), Amendment No. 13 filed on January 25, 2013 ("Thirteenth Amendment"), Amendment No. 14 filed on February 8, 2013 ("Fourteenth Amendment"), Amendment No. 15 filed on February 15, 2013 ("Fifteenth Amendment"), Amendment No. 16 filed on March 14, 2013 ("Sixteenth Amendment"), Amendment No. 17 filed on April 30, 2013 ("Seventeenth Amendment"), Amendment No. 18 filed on May 15, 2013 ("Eighteenth Amendment") and Amendment No. 19, filed on May 24, 2013 ("Nineteenth Amendment" and together with the First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment, Eighth Amendment, Ninth Amendment, Tenth Amendment, Eleventh Amendment, Twelfth Amendment, Thirteenth Amendment, Fourteenth Amendment, Fifteenth Amendment, Sixteenth Amendment, Seventeenth Amendment and Eighteenth Amendment, the "Prior Amendments") relating to the beneficial ownership of common stock, nominal value €.20 per share ("Common Stock"), of NXP Semiconductors N.V. (the "Issuer"), a public company with limited liability incorporated under the laws of The Netherlands.  The principal executive office of the Issuer is located at High Tech Campus 60, 5656 AG Eindhoven, The Netherlands.  Information reported in the Original 13D, as amended or superseded by information contained in the Prior Amendments remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original 13D, as amended by the Prior Amendments.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as follows:

(a)      PPTL LP directly owns 6,768,071 shares of Common Stock representing approximately 2.72% of the outstanding Common Stock, based on 249,054,000 shares of Common Stock outstanding (as reported in the Form 6-K Report of Foreign Private Issuer, filed on August 2, 2013, File No. 001-34841).

GP does not directly own any shares of Common Stock but, as the general partner of PPTL LP, has the power to direct the voting and disposition of all of the 6,768,071 shares of Common Stock held by PPTL LP.  Philips Pension Trustees is the sole member of GP (and may therefore elect GP’s board of directors) and is the sole limited partner of PPTL LP.  As such, the Reporting Persons may be deemed to have formed a group within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended, and each of GP and Philips Pension Trustees may be deemed to possess shared beneficial ownership of the 6,768,071 shares of Common Stock held by PPTL LP.

KPENV may appoint the majority of the board of directors of Philips Pension Trustees.  In addition, the Amended Transfer Agreement limits the ability of PPTL LP as the holder of the Transfer Shares to dispose of the Transfer Shares without the consent of KPENV.  Due to the governance arrangements among KPENV and the Reporting Persons, and in light of certain provisions of the Amended Transfer Agreement, the Reporting Persons may be deemed to have formed a group, within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended, and Rule 13d-5 promulgated thereunder, with KPENV.

Prior to August 5, 2013, by virtue of the Reporting Persons being parties to the Shareholders' Agreement (as defined in Item 6), which contains (i) certain restrictions on the transfer of shares of Common Stock held by the parties thereto, (ii) certain agreements as to the voting of such shares, (iii) drag-along provisions requiring the sale of such shares in certain circumstances and (iv) tag-along provisions permitting the parties thereto to participate in the sale of Common Stock by another party, the Reporting Persons may have been deemed to have formed a group, within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended, and Rule 13d-5 promulgated thereunder, with the other parties to the Shareholders’ Agreement, including the consortium of funds advised by Kohlberg Kravis Roberts & Co. L.P., Bain Capital Partners, LLC, Silver Lake Management Company, L.L.C., Apax Partners LLP and AlpInvest Partners N.V. and NXP Co-Investment Partners L.P. (collectively, the “Private Equity Consortium”).  Any such deemed membership in such group would have resulted in the attribution to the Reporting Persons of beneficial ownership of the Common Stock held directly or indirectly by the Private Equity Consortium, resulting in a deemed beneficial ownership by the Reporting Persons of more than 5% of Common Stock.  On August 5, 2013, the Shareholders' Agreement by its terms terminated with respect to the Reporting Persons and KPENV, and as a result any such deemed membership in such group by the Reporting Persons and KPENV ceased as of such date.  The terms of the Shareholders' Agreement (previously incorporated by reference as Exhibit 2 to the First Amendment) are hereby incorporated by reference in this Item 5.

 (b)                 The responses of the Reporting Persons to (i) Rows (7) through (10) of Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.  The information required by Item 2 with respect to KPENV is set forth in Schedule II attached hereto.

 (c)                 The Reporting Persons have not effected any transactions in Common Stock during the past 60 days and are not aware of any transactions in Common Stock that were effected during such period by KPENV.

(d)      The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,768,071 shares of Common Stock held directly by PPTL LP.   Pursuant to the Amended Transfer Agreement, PPTL LP and/or Philips Pension Trustees may be required under certain circumstances to make an additional payment to KPENV in respect of such Common Stock, as described in Item 3.  The description of the Purchase Price Adjustment set forth in Item 3, the terms of the Amended Transfer Agreement (attached as Exhibit 1) and the terms of the Restated LP Agreement (attached as Exhibit 5) as temporarily amended by the Amendment Letter (attached as Exhibit 17) are incorporated herein by reference.

(e)  As a result of the termination of the Shareholders Agreement with respect to the Reporting Persons and KPENV, the Reporting Persons ceased to be a deemed beneficial owner of more than 5% of Common Stock on August 5, 2013.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:

On August 5, 2013, the Shareholders' Agreement by its terms terminated with respect to the Reporting Persons and KPENV.  The terms of the Shareholders' Agreement (previously incorporated by reference as Exhibit 2 to the First Amendment) are hereby incorporated by reference in this Item 6.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2013

PHILIPS PENSION TRUSTEES LIMITED

/s/ H. Vivash
Name: H. Vivash
Title: Director

PPTL INVESTMENT LP

/s/ M. R. Armstrong
Name: M. R. Armstrong
Title: Director, PPTL Investment Limited
as General Partner on behalf of PPTL Investment LP

PPTL INVESTMENT LIMITED

/s/ M. R. Armstrong
Name: M. R. Armstrong
Title: Director

SCHEDULE II

KPENV

This Schedule II sets forth the information required by Items 2 and 5(a) and (b) for KPENV, to the extent such information is known by the Reporting Persons.  Such information is derived from (i) representations made by the Issuer in the Prospectus Supplement dated March 7, 2013, filed pursuant to Rule 424(b)(7) on March 11, 2013, File No. 333-176435, (ii) information set forth in the Issuer’s Form 6-K Report of Foreign Private Issuer, filed on August 2, 2013, File No. 001-34841, and (iii) certain additional information provided by KPENV.  While the Reporting Persons have no reason to believe that such information is not reliable, the Reporting Persons only accept responsibility for accurately reproducing such information and accept no further or other responsibility for such information.

Item 2, Principal Business: Manufacture and distribution of electronic and electrical products
Item 2, Principal Office Address: Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
Item 2, Place of Organization: The Netherlands

Items 2(d) & (e):  During the last five years, none of the persons listed on this Schedule II, to the knowledge of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5(a), Shares of Common Stock Deemed to Beneficially Own: 6,768,071 *
Item 5(a), Percentage of Outstanding Common Stock: 2.72%*
Item 5(b), Deemed Shared Voting Power: 6,768,071*
Item 5(b), Deemed Shared Dispositive Power: 6,768,071*

*On September 7, 2010, KPENV transferred the entirety of its holdings of Common Stock to Philips Pension Trustees (who subsequently transferred such holdings to PPTL LP) and no longer holds any Common Stock.  Due to the governance arrangements among KPENV and the Reporting Persons (described in Item 5), and in light of certain provisions of the Amended Transfer Agreement (each as described in Item 6), KPENV may be deemed to beneficially own shares of Common Stock held by the Reporting Persons.